SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 4

HRG Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

40434J100

(CUSIP number)

Roland T. Kelly

Associate General Counsel

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person authorized to receive notices and communications)

February 24, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No 40434J100	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 46,600,000
	8	SHARED VOTING POWER: 32,180
	9	SOLE DISPOSITIVE POWER: 46,600,000
	10	SHARED DISPOSITIVE POWER: 32,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,632,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.1%
14	TYPE OF REPORTING PERSON: HC, CO

This Amendment No. 4 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014, November 26, 2014 and March 27, 2017 (the “13D”), and is filed by Leucadia National Corporation (“Leucadia”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of HRG Group, Inc. (“HRG”).

Item 4.	Purpose of the Transaction.

The information set forth under Item 6 is incorporated herein by reference.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As disclosed by HRG in its Form 8-K filed on February 26, 2018, HRG entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spectrum Brands Holdings, Inc., a Delaware corporation (“Spectrum”) pursuant to which Spectrum will combine with HRG (the “Merger”).

On February 24, 2018, Leucadia, entered into a voting agreement with HRG (the “Leucadia Voting Agreement”). The Leucadia Voting Agreement requires that Leucadia vote its shares of HRG Common Stock to approve the Merger and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The Leucadia Voting Agreement and the obligations thereunder terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) certain specified amendments to the Merger Agreement that may be adverse to Leucadia. The Leucadia Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms. Spectrum is an express third party beneficiary of the Leucadia Voting Agreement and no provision of the Leucadia Voting Agreement may be amended or waived without the prior written consent of Spectrum.

On February 24, 2018, Leucadia entered into a shareholder agreement with HRG (the “Leucadia Shareholder Agreement”), which will become effective as of the closing of the Merger. Under the Leucadia Shareholder Agreement, Leucadia has the right to designate one nominee to the board of directors of HRG, until the earliest of (i) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Merger, (ii) such time as Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60 month anniversary of the Merger and (B) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding. If at any time following the Merger (i) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Merger, (ii) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, or (iii) the 60 month anniversary of the Merger has passed and Leucadia and its subsidiaries in the aggregate at such time own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, then the director designated by Leucadia is required to promptly resign from the board of directors of HRG. Under the Leucadia Shareholder Agreement, Leucadia is subject to certain standstill provisions following the Merger providing that it and its subsidiaries will not, among other things, (i) acquire equity securities of HRG, if after giving effect to such acquisitions the aggregate HRG Common Stock beneficially owned by Leucadia and its subsidiaries exceeds 15% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding, (ii) make, or in any way participate in, any solicitation of proxies to vote any voting securities of HRG, (iii) commence a tender offer or exchange offer for voting securities of HRG without the prior written consent of the board of HRG, (iv) form or join a group for the purpose of voting, acquiring or disposing of any voting securities of HRG, (v) submit to the board of HRG a written proposal for an acquisition of HRG or make any public announcement related thereto, or (vi) call a meeting of the stockholders of HRG. The standstill provisions are subject to certain exceptions as set forth in the Leucadia Shareholder Agreement. The standstill provisions cease at such time as both (i) Leucadia and its subsidiaries no longer in the aggregate own at least 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Merger and (ii) a nominee of Leucadia is no longer serving on the board of directors of HRG.

At or prior to the closing of the Merger, Leucadia expects to enter into a registration rights agreement with HRG (the “Registration Rights Agreement”) to cause HRG to register for resale certain of the Common Shares of HRG owned by Leucadia.

The foregoing summaries of the Leucadia Voting Agreement, the Leucadia Shareholder Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements which are incorporated herein by reference and attached hereto as Exhibits 99.1, 99.2, and 99.3.

Item 7.	Material to be Filed as Exhibits.

99.1	Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation is incorporated herein by reference to Exhibit 10.3 of HRG Group, Inc.’s Form 8-K filed on February 26, 2018.

99.2	Shareholder Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation is incorporated herein by reference to Exhibit 10.4 of HRG Group, Inc.’s Form 8-K filed on February 26, 2018.

99.3	Form of Registration Rights Agreement is incorporated herein by reference to Exhibit E of Exhibit 2.1 of HRG Group, Inc.’s Form 8-K filed on February 26, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018

LEUCADIA NATIONAL CORPORATION

BY:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and
Assistant Secretary

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